FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

Delhaize Group Appoints Executive Vice President of Human Resources and Organizational Development

BRUSSELS, Belgium - January 18, 2007 - Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today the appointment of Nicolas Hollanders as Executive Vice President of Human Resources and Organizational Development.

Mr. Hollanders will assume the organizational development function of Ms. Joyce Wilson-Sanford, Executive Vice President of Strategic Organizational Development and Learning, who will retire as of July 1, 2007, and the human resources responsibility of Mr. Michael Waller, Executive Vice President Human Resources, General Counsel and General Secretary. Mr. Hollanders will report to Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, and he will become a member of the Executive Committee of Delhaize Group.

Mr. Beckers said, “We are delighted with the recruitment of Nicolas Hollanders, a seasoned executive with international experience in human resources, talent development, general and retail management. The arrival of such a strong executive and the combination of the human resources and organizational development functions of the Group under one leadership represented in the Executive Committee, underline Delhaize Group’s commitment to talent management and development at the core of our strategy.”

Nicolas Hollanders (44) is a Belgian citizen who, after obtaining Master’s degrees in Law and Notary Law and a Post Graduate degree in Economics, started his career as a lawyer. In 1989, he joined Delvaux, a Brussels-based manufacturer and distributor of luxury leather goods and accessories, first as General Manager, and from 1993 as Managing Director. In 1995, Mr. Hollanders joined the executive search firm Egon Zehnder International, where he served successively as consultant, principal and partner. He is Global Head of its Worldwide Life Sciences Practice Group. Mr. Hollanders is Chairman of the Jury “Hors pistes” of the King Baudouin Foundation and founding member and Chairman of Child Planet, a foundation aimed at improving living conditions in children hospitals.

After having served as organizational development executive in the public, banking and utility sectors, Joyce Wilson-Sanford joined Hannaford in 1989 and ultimately became its Vice President of Organizational Development. In 2000, she became Senior Vice President of Strategic Organizational Development for Delhaize America, playing an instrumental role in the integration of Hannaford after its acquisition by Delhaize Group. In 2002, Ms. Wilson-Sanford was named Delhaize Group Senior Vice President for Strategic Organizational Development. In 2005, she was promoted to Executive Vice President of Strategic Organizational Development and Learning for Delhaize Group and became member of its Executive Committee.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of 2006, Delhaize Group’s sales network consisted of 2,705 stores. In 2006, Delhaize Group posted EUR 19.2 billion (USD 24.1 billion) in net sales and other revenues. In 2005, Delhaize Group realized net profit of EUR 364.9 million (USD 454.0 million). At the end of 2005, Delhaize Group employed approximately 135,700 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the corporate web site at http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Delhaize Group

Guy Elewaut: + 32 2 412 29 48

Geoffroy d’Oultremont: + 32 2 412 83 21

Hans Michiels: + 32 2 412 83 30

Ruth Kinzey (U.S. media): + 1 704 633 82 50 (ext. 2118)

Amy Shue (U.S. investors): + 1 704 633 82 50 (ext. 2559)

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2005 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: January 18, 2007	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President